OMB APPROVAL
                 UNITED STATES                        -------------------------
      SECURITIES AND EXCHANGE COMMISSION              OMB Number:     3235-0058
             Washington, DC 20549                     Expires:   April 30, 2009
                                                       Estimated average burden
                  FORM 12b-25                         hours per response...2.50
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          NOTIFICATION OF LATE FILING                       SEC FILE NUMBER
                                                                0-19724
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                                                             CUSIP NUMBER
(Check One):  [X]Form 10-K [_]Form 20-F [_]Form 11-K        743697 10 4
              [_]Form 10-Q [_]Form 10-D[_]Form N-SAR
              [_]Form N-CSR
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     For Period Ended: January 28, 2007
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     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Semtech Corporation
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Full Name of Registrant


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Former Name if Applicable


200 Flynn Road
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Address of Principal Executive Office (Street and Number)


Camarillo, California  93012-2111
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |  (a)    The reasons described in reasonable detail in Part III of
         |         this form could not be eliminated without unreasonable
         |         effort or expense;
         |  (b)    The subject annual report, semi-annual report, transition
         |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
         |         Form N-CSR, or portion thereof, will be filed on or before
   [X]   |         the fifteenth calendar day following the prescribed due
         |         date; or the subject quarterly report or transition report
         |         on Form 10-Q or subject distribution report on Form 10-D, or
         |         portion thereof, will be filed on or before the fifth
         |         calendar day following the prescribed due date; and
         |  (c)    The accountant's statement or other exhibit required by
         |         Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company filed on March 29, 2007 its Form 10-K/A for the fiscal year ended January 29, 2006, including its restated financial statements, and its Form 10-Q's for its first three quarters of fiscal 2007. In light of the extensive work undertaken and time devoted to completing the foregoing, the Company requires additional time to complete its financial statements and other matters with respect to its Form 10-K for the fiscal year ended January 28, 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Emeka Chukwu                   (805)           498-2111
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                      (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced by the Company in the Form 8-K filed on March 8, 2007 and the press release attached as an exhibit thereto, net sales for all of fiscal year 2007 were $252.5 million, up 5.5 percent when compared to all of fiscal year 2006.

     This Form 12b-25 contains forward-looking statements, including statements regarding financial results for the fiscal year ended January 28, 2007. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements should be considered in conjunction with the cautionary statements contained in the "Risk Factors" section and elsewhere in the Company's Annual Report on Form 10-K/A for the fiscal year ended January 29, 2006, in the Company's other filings with the SEC, and in material incorporated therein by reference. Forward-looking statements should not be regarded as representations by the Company that its objectives or plans will be achieved or that any of its operating expectations or financial forecasts will be realized. The Company assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company cannot predict the outcome of the pending SEC inquiry, or any other lawsuit or other proceeding related to the Company's stock option practices. The Company could also be subjected to other lawsuits and could become the subject of other regulatory investigations in addition to those now underway. Current and former employees, officers and directors have sought, and will likely continue to seek, indemnification or advancement or reimbursement of expenses from the Company, including attorneys' fees, with respect to current or future proceedings related to stock option practices. These events could adversely affect the Company's business and the price of its common stock.




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                               Semtech Corporation

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     March 29, 2007             By:   /s/ Emeka Chukwu
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                                         Name:  Emeka Chukwu
                                         Title: Chief Financial Officer